EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                        Nine Months Ended
                                           February 28,
                                        ___________________

                                        2007           2006
                                        ____           ____

                                           (in millions)

Net income                           $1,053.6       $1,059.2
Income taxes                            487.5          571.2
                                       ______         ______

Income before income taxes            1,541.1        1,630.4
                                       ______          _____

Add fixed charges
      Interest expense (A)               44.1           36.3
      Interest component of leases (B)   70.9           62.2
                                       ______         ______

Total fixed charges                     115.0           98.5
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $1,656.1       $1,728.9
                                     ========       ========
Ratio of earnings to total fixed
      charges                            14.4           17.6
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.

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